UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 5, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                       No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q3 Results – continuing robust performance”, dated November 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 5, 2010	By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

Smith & Nephew Q3 Results – continuing robust performance

5 November 2010

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the third quarter ended 2 October 2010.

	3 months* to			9 months to
	26 Sep 2009	2 Oct 2010	Underlying change	26 Sep 2009	2 Oct 2010	Underlying change
	$m	$m	%	$m	$m	%
Revenue[1]	915	941	4	2,706	2,895	5
Trading profit[2]	208	215	4	603	691	12
Operating profit[2]	186	206		534	653
Trading margin (%)	22.8	22.9	10 bps	22.3	23.9	160 bps
EPSA (cents)[3]	16.8	16.1		45.3	52.1
EPS (cents)	14.5	15.4		39.0	48.8
Business Unit revenue[1]
Orthopaedics	503	510	2	1,542	1,611	3
Endoscopy	195	201	4	561	623	9
Advanced Wound Management	217	230	7	603	661	8

*	Q3 2010 comprises 63 trading days (2009: 63 trading days).

Q3 Commentary

•	Reported revenue was $941 million, up 4% underlying

•	Reported trading profit was $215 million, underlying growth of 4%

•	Trading margin improved to 22.9%

•	EPSA was 16.1¢; the comparative benefited from a favourable tax rate

•	Orthopaedics achieved a good performance, with global Reconstruction growth of 3% and Trauma growth of 5%

•	Endoscopy delivered double digit growth in our sports medicine repair segment, offset by lower capital equipment sales

•	Advanced Wound Management was underpinned by strong NPWT revenue growth. We saw continued good progress in patent litigation

•	Trading profit to cash conversion ratio 95%

Commenting on the third quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“We are very pleased with the Group’s robust performance with constant currency revenues up 4%, in markets which continue to be impacted by the challenging economic environment. In particular, our Orthopaedics business delivered a good performance, sports medicine repair revenues grew by double digits and our Negative Pressure Wound Therapy franchise continued to strengthen.

Our customer led strategy is directed at delivering innovative products to address patient, surgeon and healthcare provider needs, supported by strong clinical data and medical education. Our strategy for delivering shareholder value in this challenging environment is working well and remains unchanged.”

News

Analyst presentation and conference call

An analyst conference call to discuss Smith & Nephew’s third quarter results will be held at 8:30am GMT/4:30am EST today, 5 November. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q310. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 7806 1951 (passcode 2008402) in the UK or +1 (212) 444 0412 (passcode 2008402) in the US. Analysts should contact Elona Hoxha on +44 (0) 20 7960 2257 or by email at elona.hoxha@smith-nephew.com for conference details.

Notes

1	Unless otherwise specified as ‘reported’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation.

3	Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation and impairment of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

4	All numbers given are for the quarter ended 2 October 2010 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Liz Hewitt	+44 (0) 20 7401 7646
Phil Cowdy
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

Cindy Leggett-Flynn	+1 (212) 333 3810
Brunswick – New York

Third Quarter Results

Smith & Nephew delivered a robust set of results this quarter in challenging markets. Our Orthopaedics business produced an improved sequential performance across most product segments and our core Endoscopy sports medicine franchise continued to deliver good growth. Advanced Wound Management achieved above estimated market growth underpinned by strong revenue growth in Negative Pressure Wound Therapy (“NPWT”) and favourable progress in patent litigation.

We generated revenues of $941 million, compared to $915 million in the same period last year. This represents an underlying growth of 4%, after adjusting for adverse currency movement of 1%.

Trading profit in the quarter was $215 million, representing underlying growth of 4%. The Group trading margin increased by 10 basis points to 22.9%, with another quarter of significant margin improvement in Advanced Wound Management balanced by additional investments in Orthopaedics and Endoscopy.

The net interest charge was $3 million.

The tax charge was at the estimated effective rate for the full year of 31.4% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Adjusted attributable profit of $143 million is before these items and taxation thereon.

Adjusted earnings per share was 16.1¢ (80.5 per American Depositary Share, “ADS”) compared to 16.8¢ last year. The comparable period benefited from a lower tax charge (24.1% effective rate) due to the favourable resolution of certain issues. Basic earnings per share was 15.4¢ (77.0¢ per ADS) compared with 14.5¢ (72.5¢ per ADS) in 2009.

Trading cash flow (defined as cash generated from operations less capital expenditure but before acquisition related costs and restructuring and rationalisation costs) was $205 million in the quarter reflecting a trading profit to cash conversion ratio of 95%. We continue to make steady progress on improving inventory management in Orthopaedics and this has again contributed to our strong cashflow position. Net debt decreased in the quarter to $600 million.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) grew revenues by 2% in the quarter to $510 million. Orthopaedics revenue growth was reduced by approximately 1% due to the sale of our niche pain management business and termination of our spine distribution business in Germany, announced earlier this year.

Geographically, Orthopaedics grew by 2% in the US, fell by 1% in Europe and grew by 6% in the rest of the world.

In Orthopaedic Reconstruction and Trauma like-for-like pricing trends were consistent with the previous quarter. This small like-for-like reduction continues to be broadly offset by mix benefits.

Orthopaedic Reconstruction revenues grew by 3%, outperforming the global market growth rate, which we estimate was 2% in the quarter. In the US our Reconstruction business grew at 3%. In Europe revenue growth was 1% and rest of the world achieved good growth, supported by another strong quarter in the emerging markets.

Our global hip franchise growth was flat and global knees grew by 6%. There continues to be pressure from the challenging environment on higher specification and early intervention implant systems. The superior clinical data clearly differentiates the BIRMINGHAM HIPà Resurfacing System (BHRà) from other resurfacing products and we are confident that our programme of reinforcing this, with surgeons and patients, will be effective. During the period we invested heavily in marketing the 30-year wear claim for our VERILASTà bearing technology for knee replacement (which incorporates our exclusive OXINIUMà Oxidized Zirconium material). Our marketing programme, which included significant direct-to-consumer advertising, is achieving a demonstrable benefit to US sales. The focus of our innovation is to create products differentiated by the potential for better outcomes for patients and economic benefits for healthcare payers.

Orthopaedic Trauma revenues grew by 5% to $106 million, equivalent to an estimated worldwide market growth of 5%. Our US Trauma business returned to growth at 3%, the third consecutive quarter of improved performance. This results from the actions we took to enhance this business through better sales force execution and introduction of new products.

Clinical Therapies revenues were $55 million, compared to $58 million in the comparable period. Both DUROLANE® hyaluronic acid and EXOGENà Ultrasound Bone Healing System achieved double digit growth. We launched new labelling which expanded the range of indications for the use of EXOGEN within the European Union to include the non-invasive treatment of all bone defects, excluding vertebra and skull. We also gained approval to expand the range of indications for the use of DUROLANE in the European Union to include a number of smaller synovial joints and post arthroscopy.

The Orthopaedics trading profit margin was 22.2% compared to 23.4% last year, partly reflecting the additional direct-to-consumer marketing spend in the US this quarter.

Endoscopy

Endoscopy revenues increased by 4% to $201 million.

Geographically, US revenue growth was down 1%, Europe grew by 6% and the rest of the world grew by 10%, with Japan and the emerging markets again producing a strong performance.

By business segment, Arthroscopy (sports medicine) grew by 8%, with our repair franchise again achieving double digit growth, despite some signs that procedure volumes may have slowed slightly. Visualisation revenues declined by 19% and this had a disproportionate impact in the US. This performance reflects our strategy to focus on those capital items which are closely aligned with our core sports medicine business.

The trading profit margin for Endoscopy increased by 40 bps on the previous year to 22.8%, benefiting from favourable product mix. As previously highlighted, we are investing further in our Endoscopy business and continue to expect some modest reduction in margin for the full year.

Advanced Wound Management

Advanced Wound Management grew revenues by 7% to $230 million, outperforming the estimated global market growth rate at 4%.

European revenues grew by 5%, despite a modest softening in overall market conditions, with a strong performance in Germany and France. US revenues grew by 8% and the rest of the world by 12%, with strong growth in Japan and across the emerging markets.

Exudate Management grew by 3% and Infection Management by 5%. In total, we launched eight new products and line extensions during the period, including ALLEVYNà Gentle Border Lite.

NPWT had another strong quarter of revenue growth in all geographies, driven in part by four new system enhancing line extensions released during the period. We saw continued good progress in patent litigation over recent months, particularly in Germany and in the US in October.

Advanced Wound Management achieved another strong trading margin improvement with a 280 bps increase to 24.6%, as we continue to deliver on our efficiency programmes.

Year to Date Results

Reported revenues were $2,895 million, with underlying growth at 5% compared to the same period last year.

Reported trading profit for the year to date was up 12% on an underlying basis to $691 million, with trading profit margin improving by 160 basis points to 23.9%. The settlement with the vendors of BlueSky Medical Group Inc, which occurred in the first quarter of 2010, increased the Group trading profit by $25 million.

The net interest charge was $10 million. The tax charge of $204 million reflects the estimated effective rate for the year of 31.4%. Adjusted attributable profit was $462 million and attributable profit was $433 million.

EPSA rose by 15% to 52.1¢ (260.5¢ per ADS). Reported basic earnings per share was 48.8¢ (244.0¢ per ADS).

Trading cash flow was $595 million compared with $491 million a year ago. This is a trading profit to cash conversion ratio of 86% compared with 81% a year ago.

Outlook

We delivered a robust performance across our Group this quarter with some notable improvements in our individual business segments. Our guidance for the full year is unchanged from the last quarter.

In the final quarter we will have four less trading days, which we estimate will reduce the Group’s reported growth rate by about 6%.

The efficiencies we have achieved to date across the Group are enabling us to make material investments in new products and geographies to drive future growth. Longer term we continue to see many areas in our business which offer further efficiencies. These will help fund the increasing number of investment opportunities that we also see, as well as balancing market pressures.

Our customer led strategy is directed at delivering innovative products to address patient, surgeon and healthcare provider needs, supported by strong clinical data and medical education. Our strategy for delivering shareholder value in this challenging environment is working well and remains unchanged.

About Us

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedics; including Reconstruction, Trauma and Clinical Therapies; Endoscopy; including Sports Medicine; and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has distribution channels, purchasing agents and buying entities in over 90 countries worldwide. Annual sales in 2009 were nearly $3.8 billion.

Forward-Looking Statements

This document contains certain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

DUROLANE® is a trademark of Q-Med AB.

SMITH & NEPHEW plc

2010 QUARTER THREE RESULTS

Unaudited Group Income Statement for the 3 months and 9 months to 2 October 2010

3 Months 2009	3 Months 2010		Notes	9 Months 2010	9 Months 2009
$m	$m			$m	$m
915	941	Revenue	3	2,895	2,706
(246)	(245)	Cost of goods sold		(746)	(729)

669	696	Gross profit		2,149	1,977
(443)	(452)	Selling, general and administrative expenses		(1,384)	(1,335)
(40)	(38)	Research and development expenses		(112)	(108)

186	206	Operating profit	4	653	534
—	1	Interest receivable		2	1
(9)	(4)	Interest payable		(12)	(31)
(4)	(2)	Other finance costs		(6)	(10)
—	—	Share of results of associates		—	1

173	201	Profit before taxation		637	495
(45)	(64)	Taxation	8	(204)	(151)

128	137	Attributable profit (A)		433	344

		Earnings per share (A)	2
14.5 ¢	15.4 ¢	Basic		48.8 ¢	39.0 ¢
14.4 ¢	15.4 ¢	Diluted		48.7 ¢	38.8 ¢

Unaudited Group Statement of Comprehensive Income for the 3 months and 9 months to 2 October 2010

3 Months 2009	3 Months 2010		9 Months 2010	9 Months 2009
$m	$m		$m	$m
128	137	Attributable profit	433	344
		Other comprehensive income:
38	103	Translation adjustments	32	69
(4)	(17)	Net losses on cash flow hedges	(1)	(14)
9	(17)	Actuarial (losses)/gains on defined benefit pension plans	(88)	7
(1)	8	Taxation on items taken directly to equity	28	4

42	77	Other comprehensive (expense)/income for the period, net of tax	(29)	66

170	214	Total comprehensive income for the period (A)	404	410

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2010 QUARTER THREE RESULTS (continued)

Unaudited Group Balance Sheet as at 2 October 2010

31 Dec 2009		2 Oct 2010	26 Sep 2009
$m		$m	$m
	ASSETS
	Non-current assets
753	Property, plant and equipment	774	746
1,093	Goodwill	1,094	1,105
412	Intangible assets	406	397
7	Other financial assets	30	7
13	Investment in associates	12	13
202	Deferred tax assets	212	208

2,480		2,528	2,476

	Current assets
933	Inventories	953	995
946	Trade and other receivables	907	939
192	Cash and bank	490	217

2,071		2,350	2,151
14	Assets held for sale	—	—

4,565	TOTAL ASSETS	4,878	4,627

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent:
190	Share capital	190	190
382	Share premium	390	377
(794)	Treasury shares	(785)	(810)
63	Other reserves	94	56
2,338	Retained earnings	2,589	2,196

2,179	Total equity	2,478	2,009

	Non-current liabilities
1,090	Long-term borrowings	1,054	1,229
322	Retirement benefit obligations	383	354
27	Other payables due after one year	—	39
53	Provisions due after one year	77	50
31	Deferred tax liabilities	23	40

1,523		1,537	1,712

	Current liabilities
45	Bank overdrafts and loans due within one year	35	62
596	Trade and other payables due within one year	600	613
55	Provisions due within one year	42	59
167	Current tax payable	186	172

863		863	906

2,386	Total liabilities	2,400	2,618

4,565	TOTAL EQUITY AND LIABILITIES	4,878	4,627

SMITH & NEPHEW plc

2010 QUARTER THREE RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the 3 months and 9 months to 2 October 2010

3 Months 2009	3 Months 2010		9 Months 2010	9 Months 2009
$m	$m		$m	$m
		Net cash inflow from operating activities
173	201	Profit before taxation	637	495
9	3	Net interest payable	10	30
67	71	Depreciation, amortisation and impairment	202	201
5	6	Share based payment expense	17	15
—	—	Share of results of associates	—	(1)
30	(4)	Movement in working capital and provisions	(78)	(92)

284	277	Cash generated from operations (B)	788	648
(9)	(3)	Net interest paid	(12)	(31)
(57)	(55)	Income taxes paid	(174)	(204)

218	219	Net cash inflow from operating activities	602	413

		Cash flows from investing activities
(4)	—	Acquisitions	—	(4)
—	—	Cash received from Plus settlement	—	137
(66)	(75)	Capital expenditure	(208)	(197)
—	8	Cash received on disposal of fixed assets	8	—

(70)	(67)	Net cash used in investing activities	(200)	(64)

148	152	Cash flow before financing activities	402	349

		Cash flows from financing activities
—	—	Proceeds from issue of ordinary share capital	8	2
3	1	Proceeds from own shares	6	3
—	—	Purchase of own shares	(5)	—
—	—	Equity dividends paid	(79)	(72)
(89)	(44)	Cash movements in borrowings	(37)	(210)
(5)	1	Settlement of currency swaps	(2)	(7)

(91)	(42)	Net cash used in financing activities	(109)	(284)

57	110	Net increase in cash and cash equivalents	293	65
133	347	Cash and cash equivalents at beginning of period	174	122
8	21	Exchange adjustments	11	11

198	478	Cash and cash equivalents at end of period (C)	478	198

B	Including cash outflows in the nine month period to 2 October 2010 of $12 million (2009 – $20 million) relating to restructuring and rationalisation costs and $nil million (2009 – $16 million) relating to acquisition costs.

Including cash outflows in the three month period to 2 October 2010 of $2 million (2009 – $5 million) relating to restructuring and rationalisation costs and $nil million (2009 – $3 million) relating to acquisition costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $12 million (26 September 2009 – $19 million, 31 December 2009 – $18 million).

SMITH & NEPHEW plc

2010 QUARTER THREE RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the 9 months to 2 October 2010

	Share capital	Share premium	Treasury shares*	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2010 (audited)	190	382	(794)	63	2,338	2,179
Total comprehensive income (A)	—	—	—	31	373	404
Equity dividends paid/accrued	—	—	—	—	(132)	(132)
Purchase of own shares	—	—	(5)	—	—	(5)
Share based payment recognised	—	—	—	—	17	17
Deferred tax on share based payment	—	—	—	—	1	1
Cost of shares transferred to beneficiaries	—	—	14	—	(8)	6
Issue of ordinary share capital	—	8	—	—	—	8

At 2 October 2010	190	390	(785)	94	2,589	2,478

	Share capital	Share premium	Treasury shares*	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2009 (audited)	190	375	(823)	1	1,956	1,699
Total comprehensive income (A)	—	—	—	55	355	410
Equity dividends paid/accrued	—	—	—	—	(120)	(120)
Share based payment recognised	—	—	—	—	15	15
Cost of shares transferred to beneficiaries	—	—	13	—	(10)	3
Issue of ordinary share capital	—	2	—	—	—	2

At 26 September 2009	190	377	(810)	56	2,196	2,009

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

SMITH & NEPHEW plc

2010 QUARTER THREE RESULTS (continued)

NOTES

1.	These interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2009. From 2010, the Group has adopted IFRS 3 Revised Business Combinations and IAS 27 Consolidated and Separate Financial Statements. These statements are being applied prospectively and have no impact on the current presentation or disclosure of information, and therefore no comparative amounts require restatement. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2009, which have been delivered to the Registrar of Companies.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 887 million (2009 – 883 million). The diluted weighted average number of ordinary shares in issue is 889 million (2009 – 887 million).

3 Months 2009		3 Months 2010			Notes	9 Months 2010		9 Months 2009
$m		$m				$m		$m
128		137		Attributable profit		433		344
				Adjustments:
5		1		Restructuring and rationalisation costs	6	13		29
8		—		Acquisition related costs	7	—		15
9		8		Amortisation of acquisition intangibles		25		25
(2)		(3)		Taxation on excluded items		(9)		(13)

148		143		Adjusted attributable profit		462		400

16.8	¢	16.1	¢	Adjusted earnings per share		52.1	¢	45.3	¢
16.7	¢	16.1	¢	Adjusted diluted earnings per share		52.0	¢	45.1	¢

SMITH & NEPHEW plc

2010 QUARTER THREE RESULTS (continued)

3.	Revenue by segment for the three months and nine months to 2 October 2010 was as follows:

3 Months 2009	3 Months 2010		9 Months 2010	9 Months 2009	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	9 Months
		Revenue by business segment
503	510	Orthopaedics	1,611	1,542	2	3
195	201	Endoscopy	623	561	4	9
217	230	Advanced Wound Management	661	603	7	8

915	941		2,895	2,706	4	5

		Revenue by geographic market
403	413	United States	1,248	1,206	2	3
310	293	Europe (D)	965	932	3	6
202	235	Africa, Asia, Australasia & Other America	682	568	9	9

915	941		2,895	2,706	4	5

D	Includes United Kingdom nine months revenue of $209 million (2009 – $203 million) and three months revenue of $70 million (2009 – $75 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Underlying growth in revenue
	%	%	%
9 Months
Orthopaedics	4	(1)	3
Endoscopy	11	(2)	9
Advanced Wound Management	10	(2)	8

	7	(2)	5

3 Months
Orthopaedics	1	1	2
Endoscopy	3	1	4
Advanced Wound Management	6	1	7

	3	1	4

SMITH & NEPHEW plc

2010 QUARTER THREE RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

	3 Months 2009	3 Months 2010		Notes	9 Months 2010	9 Months 2009
	$m	$m			$m	$m
	186	206	Operating profit		653	534
	5	1	Restructuring and rationalisation costs	6	13	29
	8	—	Acquisition related costs	7	—	15
	9	8	Amortisation of acquisition intangibles		25	25

	208	215	Trading profit		691	603

	Trading and operating profit by segment for the three months and nine months to 2 October 2010 were as follows:
			Trading Profit by business segment
	118	113	Orthopaedics		389	366
	43	45	Endoscopy		138	124
	47	57	Advanced Wound Management		164	113

	208	215			691	603

			Operating Profit by business segment
	99	107	Orthopaedics		365	313
	42	45	Endoscopy		135	118
	45	54	Advanced Wound Management		153	103

	186	206			653	534

5.	Total Assets by business segment as at 2 October 2010 were as follows:
	31 Dec 2009				2 Oct 2010	26 Sep 2009
	$m				$m	$m
	2,656		Orthopaedics		2,687	2,733
	705		Endoscopy		749	702
	810		Advanced Wound Management		740	767

	4,171		Operating assets by business segment		4,176	4,202
	394		Unallocated corporate assets (E)		702	425

	4,565		Total assets		4,878	4,627

E	Consisting of deferred tax assets and cash at bank.

6.	Restructuring and rationalisation costs of $13 million (2009 – $29 million) were incurred in the nine month period to 2 October 2010. The charge in the three month period to 2 October 2010 was $1 million (2009 – $5 million). These relate to the earnings improvement programme and mainly comprise of costs associated with the rationalisation of operational sites.

7.	During the three and nine month period ended 2 October 2010, no acquisition costs were incurred. In 2009, $8 million and $15 million of costs were incurred in the three and nine month period respectively to 26 September 2009 in relation to the integration of the Plus business.

SMITH & NEPHEW plc

2010 QUARTER THREE RESULTS (continued)

8.	Taxation of $213 million (2009 – $164 million) for the nine months on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles is at the full year effective rate. In 2010, a taxation benefit of $9 million (2009 – $13 million) arose on restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Of the $204 million (2009 – $151 million) taxation charge for the nine months, $161 million (2009 – $124 million) relates to overseas taxation. In 2010, the substantively enacted UK tax rate for periods starting on or after 1 April 2011 was reduced from 28% to 27%. The deferred tax impact of this change results in a credit to the effective tax rate for the year ended 31 December 2010.

9.	The first interim dividend of 2010 of 6.00 US cents per ordinary share was declared by the Board on 4 August 2010. This was paid on the 2 November 2010 to shareholders whose names appeared on the register at the close of business 15 October 2010. The sterling equivalent was set at 3.81 pence per ordinary share.

A dividend fee of up to 2.0 US cents per ADS per dividend payment was implemented to offset some of the costs associated with administering the ADS facility and other expenses associated with a US listing. A fee of 1.0 US cent was deducted from the 2010 first interim dividend payment.

10.	Net debt as at 2 October 2010 comprises:

	2 Oct 2010	26 Sep 2009
	$m	$m
Cash and bank	490	217
Long-term borrowings	(1,054)	(1,229)
Bank overdrafts and loans due within one year	(35)	(62)
Net currency swap liabilities (F)	(1)	(2)

	(600)	(1,076)

The movements in the period were as follows:
Opening net debt as at 1 January	(943)	(1,332)
Cash flow before financing activities	402	349
Proceeds from issue of ordinary share capital	8	2
Proceeds from own shares	6	3
Purchase of own shares	(5)	—
Equity dividends paid	(79)	(72)
Exchange adjustments	11	(26)

Closing net debt as at 2 October 2010	(600)	(1,076)

F	Net currency swap liabilities of $1 million (2009 – $2 million net currency swap liabilities) comprise $1 million (2009 – $2 million) of current liability derivatives within trade and other payables.

SMITH & NEPHEW plc

2010 QUARTER THREE RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial information in the interim financial report for the three and nine months ended 2 October 2010 which comprises the Group Income Statement, Condensed Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 10. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with International Accounting Standards 34, “Interim Financial Reporting,” as adopted by the European Union.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial information included in this interim financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial information for the three and nine months ended 2 October 2010 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information for the three and nine months ended 2 October 2010 is not prepared, in all material aspects, in accordance with International Accounting Standard 34 as adopted by the European Union.

Ernst & Young LLP

London

4 November 2010